Exhibit 97.1

October 2, 2023
HUMAN RESOURCES	COMPENSATION RECOUPMENT POLICY	Policy Owner: Director of Human Resources Effective Date: October 2, 2023 Last Revision Date: July 14, 2023 Last Board Approval Date: July 27, 2023

1. Overview

1.1Summary; Purpose

This Compensation Recoupment Policy (the “Policy”) provides for the recoupment of certain executive compensation paid by SouthState Corporation or SouthState Bank, National Association (individually and collectively, the “Company”) in the event of an accounting restatement made by SouthState Corporation resulting from material noncompliance with financial reporting requirements under (i) Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”) and (ii) Nasdaq-listing rule 5608. This Policy is not intended to and expressly does not apply to any officer other than Executive Officers (as defined below) of the Company.

2. Governance and Oversight

2.1 Compensation Committee

The Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) has the responsibility to oversee and supervise the administration of any Company policies regarding the recoupment, repayment or forfeiture of compensation for Executive Officers, including any such policies required to be adopted pursuant to applicable law or stock exchange requirement.

2.2  Director of Human Resources

The Director of Human Resources shall be responsible for the daily administration of this Policy, including collaborating with the Finance Department in the event of a Financial Restatement to determine the amount of Erroneously Awarded Compensation, maintaining a list of the Covered Executives affected by a Financial Restatement, and implementing a process by which the Company will collect from them the Erroneously Awarded Compensation.

2.3 Finance Department

The Company’s Finance Department, under the oversight and authority of the Chief Financial Officer and the Principal Accounting Officer, shall be responsible for determining when a Financial Restatement is required, preparing the financial statements and supporting documentation (including notes to the financial statements) that include the necessary revisions, calculating the Erroneously Awarded Compensation to be recouped from each Executive Officer, and filing such financial statements and the disclosures required by Section 10D in accordance with the Exchange Act.

3. Risk Assessment

A listed company that does not comply with Section 10D of the Exchange Age by, either, (i) failing to adopt a clawback policy for Executive Officers, (ii) failing to enforce that clawback policy, or (ii) failing to make the required clawback disclosure, may be delisted.  Implementation of this Policy will provide the necessary compliance framework, thereby mitigating the risk of the Company’s securities being delisted.

4. Policy Elements

4.1 Recoupment of Erroneously Awarded Compensation

(a)	In the event of a Financial Restatement, if the amount of any Covered Compensation Received by an Executive Officer (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that would have otherwise been Received by such Executive Officer if calculated based on the Financial Restatement (the “Adjusted Compensation”), the Company shall reasonably promptly recover from each Executive Officer an amount equal to the excess of the Awarded Compensation over the Adjusted Compensation, each calculated on a pre-tax basis (such excess amount, the “Erroneously Awarded Compensation”). For purposes of clarity, any Executive Officer that the Finance Department determines has Received Erroneously Awarded Compensation as a result of a Financial Restatement will be subject to recoupment under this Policy.

(b)	If (i) the Financial Reporting Measure applicable to the relevant Covered Compensation is stock price or total shareholder return (or any measure derived wholly or in part from either of such measures) and (ii) the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of Erroneously Awarded Compensation shall be determined (on a pre-tax basis) based on the Company’s reasonable estimate of the effect of the Financial Restatement on the Company’s stock price or total shareholder return (or the derivative measure thereof) upon which such Covered Compensation was Received and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Nasdaq.

(c)	For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed or (ii) any fault of any Executive Officer for the accounting errors or other actions leading to a Financial Restatement.

(d)	Notwithstanding anything to the contrary in Sections 2(a) through (c) hereof, the Company shall not be required to recover any Erroneously Awarded Compensation if both (x) the conditions set forth in either of the following clauses (i) or (ii) are satisfied and (y) the Committee (or a majority of the independent directors serving on the Board) has determined that recovery of the Erroneously Awarded Compensation would be impracticable:

(i)	the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under this Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d), the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery and provide that documentation to the Nasdaq;

(ii)	recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

(e)	The Company shall not indemnify any Executive Officer, directly or indirectly, for any losses that such Executive Officer may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Policy, including through the payment of insurance premiums or gross-up payments.

(f)	The Committee shall determine, in its sole discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from the Executive Officers in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Executive Officer; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by applicable law. For the avoidance of doubt, except as set forth in Section 2(d), in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation; provided that, to the extent necessary to avoid any adverse tax consequences to the Executive Officer pursuant to Section 409A of the Code, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of the Code) shall be made in compliance with Section 409A of the Code.

4.2 Administration

This Policy shall be administered by the Committee. All decisions of the Committee shall be final, conclusive and binding upon the Company and the Executive Officers, their beneficiaries, executors, administrators and any other legal representative.

4.3	Amendment/Termination

Subject to Section 10D of the Exchange Act and Section 5608 of the Nasdaq Listing Rules, the Company may amend or terminate this Policy at any time. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Policy shall be deemed to limit or restrict the rigr obligation of the Company to recover Erroneously Awarded Compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations. Unless otherwise required by applicable law, this Policy shall no longer be effective from and after the date that the Company no longer has a class of securities publicly listed on the Nasdaq or any other United States national securities exchange.

4.4	Interpretation

Notwithstanding anything to the contrary herein, this Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 5608 of the Nasdaq Listing Rules (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith). The provisions of this Policy shall be interpreted in a manner that satisfies such requirements, and this Policy shall be operated accordingly. If any provision of this Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

4.5	Other Compensation Clawback/Recoupment Rights

Only Executive Officers receiving Erroneously Awarded Compensation shall be subject to recoupment under this Policy. This Policy is in addition to any other policies or requirements with respect to the clawback or recoupment of any compensation available to the Company pursuant to the terms of:  (a) any other clawback policy or practice in effect at the Company from time to time; (b) the terms of any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement; (c) any other legal remedies available to the Company; (d) any applicable law; and (e) stock market or exchange rules, listing standards or regulations. Any amounts recouped under clauses (a) through (e) above shall reduce any required recoupment under this Policy, and any amount recouped under this Policy shall likewise reduce any amounts recouped under clauses (a) through (e) above.

4.6	Exempt Compensation

Notwithstanding anything to the contrary herein, the Company has no obligation to seek recoupment of amounts paid to a Executive Officer which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures or compensation awarded solely at the discretion of the Committee or the Board, provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure performance goal.

4.7	Miscellaneous

Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Policy shall be deemed to include the restrictions imposed herein and incorporate this Policy by reference and, in the event of any inconsistency, the terms of this Policy will govern. For the avoidance of doubt, this Policy applies to all compensation that is Received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Executive Officer’s compensation became effective, including, without limitation, compensation Received under Company Incentive Plans.

5. Definitions

For the purposes of this Policy, the following terms shall have the meanings set forth below.

5.1	“Committee” means the Compensation Committee of the Board of Directors (“the Board”) of

SouthState Corporation or any successor committee thereof.

5.2	“Company Incentive Plans” means those plans identified on Exhibit A attached hereto and any successor plans thereto.

5.3	“Covered Compensation” means any Incentive-based Compensation “Received” by a Executive Officer during the applicable Recoupment Period; provided that:

(a)	such Covered Compensation was Received by such Executive Officer (i) after the Effective Date, (ii) after he or she commenced service as an Executive Officer and (iii) while the Company had a class of securities publicly listed on the Nasdaq or any other United States national securities exchange; and

(b)	such Executive Officer served as an Executive Officer at any time during the performance period applicable to such Incentive-based Compensation.

For purposes of this Policy, Incentive-based Compensation is “Received” by a Executive Officer during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation is made thereafter.

5.4	“Effective Date” means October 2, 2023.

5.5	“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

5.6	“Executive Officer” means, with respect to the Company, (i) its president, (ii) its principal financial officer, (iii) its principal accounting officer (or if there is no such accounting officer, its controller), (iv) any vice-president in charge of a principal business unit, division or function (such as sales, administration or finance), (v) any other officer who performs a policy-making function for the Company (including any officer of the Company’s parent(s) or subsidiaries if they perform policy-making functions for the Company) and (vi) any other person who performs similar policy-making functions for the Company, in each case, as identified by the Company from time to time as a “Section 16 Officer”. Policy-making function is not intended to include policy-making functions that are not significant. The determination as to an individual’s status as an Executive Officer shall be made by the Committee and such determination shall be final, conclusive and binding on such individual and all other interested persons. Both current and former Executive Officers are subject to this Policy.

5.7	“Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) stock price measure or (iii) total shareholder return measure (and any measures that are derived wholly or in part from any measure referenced in clause (i), (ii) or (iii) above). For the avoidance of doubt, any such measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

5.8	“Financial Restatement” means a restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. federal securities laws that is required in order to correct:

(a)	an error in previously issued financial statements that is material to the previously issued financial statements; or

(b)	an error that would result in a material misstatement if (A) the error were corrected in the current period or (B) left uncorrected in the current period.

For purposes of this Policy, a Financial Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statements and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; or (5) revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

5.9	“Incentive-based Compensation” means any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation, whether deferred or current) that is granted, earned and/or vested based wholly or in part upon the achievement of a Financial Reporting Measure. For purposes of this Policy, “Incentive-based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-based Compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement or any notional account that is based on Incentive-based Compensation, as well as any earnings accrued thereon). For purposes of clarity, annual cash incentive and performance-based long-term incentive awarded by the Company to Executive Officers under the Company Incentive Plans shall be subject to recoupment under this Policy.

5.10	“Nasdaq” means the Nasdaq Stock Market, or any successor thereof.

5.11	“Recoupment Period” means the three fiscal years completed immediately preceding the date of any applicable Recoupment Trigger Date. Notwithstanding the foregoing, the Recoupment Period additionally includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

5.12	“Recoupment Trigger Date” means the earlier of (i) the date that the Board (or a committee thereof or the officer(s) of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Company to prepare a Financial Restatement.

6. Policy Exceptions

Except as otherwise specified herein, no exceptions to this Policy will be permitted.

7. Revision History

Revision History
Revision Number	Changes	Revision Date/Author
1.0	Initial Policy	Nici Comer, 07.14.2023

EXHIBIT A

Company Incentive Plans

1.	SouthState Corporation 2020 Omnibus Incentive Plan.

2.	Atlantic Capital Bankshares, Inc. 2015 Stock Incentive Plan, as amended and restated effective May 16, 2018.